SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF THE RESULTS RELATED TO THE FISCAL YEAR 2010 AND DISTRIBUTION OF DIVIDENDS

Dear shareholders,

The Management of TIM Participações S.A. (“Company”) proposes that the Net Profits related to the Fiscal Year 2010, in the amount of two billion, two hundred and sixteen million, nine hundred and nine thousand, one hundred and thirty-two reais and eighteen cents (R$ 2,216,909,132.18), be applied as follows:

1. Compensation of accumulated losses

According to the Section 189 of the Brazilian Law Nr. 6,404/76, it becomes necessary to deduce the accumulated losses totalizing one hundred, twenty-five million, nine hundred and fourteen thousand, one hundred and twenty-one Reais and seventy- seven cents (R$ 125,914,121.77).

2. Legal Reserve

Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the Net Profits for the constitution of the Legal Reserve, in the amount of one hundred and four million, five hundred and forty-nine thousand, seven hundred and fifty reais and fifty- two cents (R$ 104,549,750.52).

3. Dividends

According to the Company`s By-Laws, the Company shall distribute as compulsory dividends in every Fiscal Year finished in December 31, since there is values available to distribute,  and the amount  should be equivalent as 25% on adjusted net profit.

Preferred shares have no right to vote, and it is assured to them the following preferences or advantages: (i) priority in the capital stock refund, without any premium and (ii) payment of a minimum and non-cumulative dividend of 6% (six percent) per year over the amount resulting from the division of the subscribed capital stock by the total number of shares issued by the Company.

According to the Brazilian Law Nr. 10.303/01, the Company`s By-Laws had been amended, including the 1st paragraph to the Section 10 that ensures the preferred shareholders are ensured the right to receive, every year, a dividend on their shares corresponding to 3% (three percent) of  the book value of the share, as stated in the last approved balance sheet, whenever the dividend determined by this criterion is higher than the dividend calculated by applying the criterion set forth in the paragraph above.

Considering the criterions above, the mandatory minimum dividends related to the Fiscal Year of 2010 were calculated based on 25% on adjusted net profit, representing the amount of four hundred and ninety- six million, six hundred and eleven thousand, and three hundred and fourteen Reais and ninety seven cents (R$ 496,611,314.97), to be distributed to the common and preferred shareholders of the Company in the date of the Shareholders`Meeting convened to approve their distribution, to be credited by the Company within sixty (75) days from the date of approval of their distribution by the Shareholders` Meeting, in the bank accounts previously informed by such shareholders.

We present below a comparative table of the dividends of the last four (4) years.

	2010	2009	2008	2007
Dividends of the preferred shares
Capital stock - common shares	2,775,733,899.19	2,775,733,899.19	2,593,337,433.60	2,571,849,553.41
Capital stock - preferred shares	5,373,362,124.94	5,373,362,124.94	5,020,272,709.52	4,978,675,721.69
Capital stock	8,149,096,024.13	8,149,096,024.13	7,613,610,143.12	7,550,525,275.10

Dividends: 6% to the preferred shares, according to the By-Laws	322,401,727.50	322,401,727.50	301,216,362.57	298,720,543.30

Net worth – common shares	2,834,871,587.13	2,653,574,294.01	2,639,959,974.26	2,686,247,240.43
Net worth - preferred shares	5,487,842,916.00	5,136,881,316.84	5,110,526,240.80	5,200,130,739.94
Total net worth	8,322,714,503.13	7,790,455,610.85	7,750,486,215.06	7,886,377,980.37

Dividends: 3% to the preferred shares, according to the Brazilian Law No. 10.303/01	164,635,287.48	154,106,439.51	153,315,787.22	156,003,922.20

Net profits of the fiscal year	2,216,909,132.18	214,893,353.75	180,152,032.34	76,095,390.31
Compensation of accumulated losses	(125,914,121.77)	-	-	-
	2,090,995,010.41	214,893,353.75	180,152,032.34	760,095,390.31

(-) Constitution of the Legal Reserve	(104,549,750.52)	(10,744,667.69)	(9,007,601.62)	(3,804,769.52)
Adjusted net profits	1,986,445,259.89	204,148,686.06	171,144,430.72	72,290,620.79

Minimum Dividends
Minimum Dividends determined as 25% of the adjusted net profits	496,611,314.97	51,037,171.52	42,786,107.68	18,072,655.20
(+) Complementary dividends to the distribution of the results determined as 75% of the adjusted profits	-	153,111,514.55	128,358,323.04	54,217,965.60
(=) Dividends relative to the distribution of the results – 100%	496,611,314.97	204,148,686.06	171,144,430.72	72,290,620.79
(+) Distribution of 100% of the Reserve for the Expansion	-	-	-	139,696,534.90
	496,611,314.97	204,148,686.06	171,144,430.72	211,987,155.69

Dividends common shares	169,155,064.27	-	-	-
Dividends preferred shares	327,456,250.70	204,148,866.06	171,144,430.72	211,987,155.69
	496,611,314.97	204,148,686.06	171,144,430.72	211,987,155.69

% Dividends of the adjusted net profits	25%	100%	100%	293%

Dividends per share (in reais)
Common shares	0,2006	-	-	-
Preferred shares	0,2006	0,1251	0,1107	0,1377

4. Reserve for the Expansion

It is suggested that the income balance of the adjusted net profits, representing the amount of one billion, four hundred and eight- nine million, eight hundred and thirty- three thousand and nine hundred and forty- four Reais and ninety-two cents (R$ 1,489,833,944.92) remains in the account of reserve for the expansion, pretending the expansion of the fixed and mobile telephony for their subsidiaries.

Rio de Janeiro, February 21st, 2010.

The Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2011

TIM PARTICIPAÇÕES S.A.

By:	/s/ Claudio Zezza
Name: Claudio Zezza Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.